

March 8, 2018

Alok Vaish
Chief Financial Officer
Yatra Online, Inc.
1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002,
India

> **Re: Yatra Online, Inc.**
>   **Form 20-F for Fiscal Year Ended March 31, 2017**
>   **Filed June 30, 2017**
>   **File No. 001-37968**

Dear Mr. Vaish:

We have reviewed your February 22, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2018 letter.

<u>Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2017, page F-2</u>

1. We have reviewed your response to prior comment 2. Please address each of the following.

- We note your disclosure on page 64 and elsewhere in your filing that the amounts included in your exceptional items line item "relate to the expenses accrued on account of the recent Business Combination with Terrapin 3 Acquisition Corp., NASDAQ listing related legal and professional expenses and contingent dividend, which totaled INR 4,242.5 million for the year ended March 31, 2017. This was a one-time cost for the year ended March 31, 2017." Please revise your line item caption to one that better informs investors of the nature of the amounts included in that line item. We note that INR 4,069.7 of the total relates to listing expenses; however it is not entirely clear why you have identified these as such. Additionally revise the related accounting policy to specifically identify the types of items that are included in this line item and whether or not these types of items are expected to be a one-time cost. Please refer to IAS 1.86 and 97.

- We note that you have presented your expenses by nature and included subtotals to distinguish income from operating activities and non-operating activities. We note that your non-operating activities appear to be finance income, finance expense, share of loss of joint venture and exceptional items which include the items noted above. Given that the majority of the line items that you have classified as non-operating relate to financing and investing in your business, it continues to be unclear why you have segregated the line item currently captioned as "exceptional items" especially considering that you have described the majority of the total incurred for the year ended March 31, 2017 as listing expenses. Therefore, your presentation of Loss before exceptional items and income taxes subtotal appears to be inconsistent with IAS 1.86. Please revise accordingly.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure